OJSC NOVOLIPETSK STEEL

RECEIVED

2007 MAY -8 A 10: 54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchan[redacted]
Division of Corporati
Office of Internation
Mail Stop 3628
100 F Street, NE
Washington DC 20549

07023332

23 April 2007

SUPPL

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed àre copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exchange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

1. 30-March-07, NLMK to sell Prokopievskugol;
2. 30-March-07, Information on Material Fact "Facts Resulting in Non-Recurrent Increase (Decrease) of the Issuer's Net Profit or Net Loss by More than 10 Percent";
3. 31-March-07, Affiliated Parties List;
4. 07-April-07, 2006 RAS Results;
5. 10-April-07, Notice of Results;
6. 12-April-07, Trading Update;
7. 16-April-07, Statement of Data that May Have Significant Impact on the Joint-Stock Company's Security Price;
8. 16-April-07, Statement of Material Fact "Data on the Issuer's Shareholder Register Closing Date";
9. 17-April-07, Notice of AGM;

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

dw 5/10

10. 17-April-07, Final Results.

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures

STATEMENT OF MATERIAL FACT
"DATA ON THE ISSUER'S SHAREHOLDER REGISTER CLOSING DATE"

1. General information

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***

1.2. Short trade name of the issuer: ***OJSC "NLMK"***

1.3. Location of the issuer: ***Russian Federation***

1.4. Principal State Registration Number of the issuer: ***1024800823123***

1.5. Taxpayer's Identification Number (TIN): ***4823006703***

1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***

1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3

2. Content

2.1. Category (type) of the Issuer's shares, the list of holders thereof being compiled as of a certain date: ***non-documentary registered common shares.***

2.2. Purpose for which the Issuer's shareholders' list is compiled: ***for the purpose of conducting the annual general shareholders' meeting of Open Joint Stock Company "Novolipetsk Steel" in the form of a meeting, which will take place on June 5, 2007.***

2.3. Date of the Issuer's shareholders list compilation: ***as at 24-00 hrs., April 16, 2007***

2.4. Date of compilation and number of Minutes of the meeting (session) of the authorized management body of the Issuer when the decision on the date of the Issuer's shareholders list compilation was taken: ***April 16, 2007, Minutes No.152 of OJSC "NLMK" Board of Directors' meeting.***

3. Signature

3.1. ***Senior Vice-president – General Director***
Open Joint Stock Company
"Novolipetsk Steel" ____________ ***V.P. Nastich***
(signature)

3.2. ***Date: "16"of April, 2007*** *Stamp*

INFORMATION ON MATERIAL FACT
"FACTS RESULTING IN NON-RECURRENT INCREASE (DECREASE) OF THE ISSUER'S NET PROFIT OR NET LOSS BY MORE THAN 10 PERCENT "

1. General information

1.1. The Issuer's full name: *Open Joint Stock Company «Novolipetsk Steel"*
1.2. The Issuer's abbreviated name: *OJSC "NLMK"*
1.3. Domicile: *the Russian Federation*
1.4. The Issuer's OGRN: *1024800823123*
1.5. The Issuer's TIN: *4823006703*
1.6. The Issuer's unique code assigned by the registering authority: *00102-A*
1.7. Internet web-site used by the Issuer to disclose information: **www.nlmk.ru/rus/index/quarterindex.php3**

2. Content

2.1. The facts resulting in non-recurrent decrease of the Issuer's net profit by more than 10 percent: ***decrease of net profit of OJSC "NLMK" for QIV 2006 by 71% compared to the net profit for QIII 2006 given in the financial statements for the year 2006 compiled in accordance with the requirements of the Russian Federation law was mainly due to the following factors:***

1. change of other income and expense, incl.:

1.1 In QIII 2006 OJSC "NLMK" received one-time profit from the sale of a share block held by OJSC "NLMK" of the Open Joint Stock Company "Kombinat KMAruda" (decrease in net profit by 24%);

1.2 Bad debt provision, investment depreciation provision, inventory depreciation provision were charged (net profit reduced by 28%, including by 25% due to scheduled disposal of coal companies of "Prokopjevskugol" group and their debt restructuring);

2. reduced sales profit due to seasonal price decrease (net profit decreased by 15%).

2.2. The date of occurrence of the facts resulting in non-recurrent decrease of the Issuer's net profit by more than 10 percent: *30.03.2007 г.*

2.3. The Issuer's net profit in the reporting period (quarter, year) preceding the reporting period when the facts occurred: ***III quarter 2006 – 18,963.4 mln. rubles.***

2.4. The Issuer's net profit in the reporting period (quarter, year) preceding the reporting period when the facts occurred: ***IV quarter 2006 – 5,508.5 mln. rubles.***

2.5. Change of the Issuer's net profit, absolute value and percentage value: ***Net profit value for IV quarter 2006 decreased compared to net profit for III quarter 2006 by 13,454.9 mln. rubles and amounted to 5,508.5 mln. rubles.***

For calculation purpose the value of net profit (net loss) in the "reporting period" (quarter, year) for the first reporting period shall be equal to the amount stated in the entry line "Net profit (retained profit (loss)) of reporting period" of the "Profit and Loss Statement" (form No. 2 of the financial statements), and for the following reporting periods it shall be equal to the difference between amounts stated in the lines "Net profit (retained profit (loss)) of reporting period" of the "Profit and Loss Statement" (form No. 2 of the financial statements) for the reporting period and the preceding period respectively.

3. Signatures

3.1. *Senior Vice-president – General Director*
Open Joint Stock Company
"Novolipetsk Steel" ____________ *V.P. Nastich*
(signature)

3.2. *Date "30"of March 2007.* Stamp.

3.3. *Chief Accountant*
Open Joint Stock Company
"Novolipetsk Steel" ____________ *A.A. Sokolov*
(signature)

3.3. *Date "30" of March 2007*

STATEMENT OF DATA THAT MAY HAVE SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General information

RECEIVED
2007 MAY -8 A 10:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3

2. Content

Decisions taken by the Board of Directors (Supervisory Board) of the joint-stock company:

2.1. Date of meeting of the joint-stock company's Board of Directors (Supervisory Board), where the respective decisions were taken: ***16.04.2007.***
2.2. Date and number of the Minutes of the joint-stock company's Board of Directors (Supervisory Board) meeting, where the respective decisions were taken: ***16.04.2007, Minutes № 152.***
2.3. Content of decisions taken by the joint-stock company's Board of Directors (Supervisory Board):

I). To approve the decision to convoke an annual general shareholders' meeting of OJSC "NLMK" on June 5, 2007 in the form of a meeting to discuss 2006 performance results.

II). To approve the agenda of the annual general shareholders' meeting of OJSC "NLMK" per 2006 performance results in the proposed revision.

1. On approval of 2006 Annual Report of OJSC "NLMK", annual financial statements, including Profit and Loss Statement, as well as distribution of profit (including payment of dividends) and loss of OJSC "NLMK" in accordance with 2006 financial year performance.

2. On election of members to OJSC "NLMK" Board of Directors.

3. On election of President (Chairman of Management Board) of OJSC "NLMK".

4. On election of members to OJSC "NLMK" Audit Commission.

5. On approval of the Auditor of OJSC "NLMK".

6. On approval of amendments to internal documents of OJSC "NLMK":

6.1. On approval of amendments to the Charter of OJSC "NLMK".

6.2. On approval of amendments to the Provision on the Board of Directors of OJSC "NLMK".

6.3. On approval of amendments to the dividend policy of OJSC "NLMK".

7. On approval of a transaction of interest.

8. On payment of remuneration to the members of OJSC "NLMK" Board of Directors.

III). To recommend to the General Shareholders' Meeting to approve the decision to declare dividends on outstanding common shares for the year 2006 in cash in the amount of 3 rubles per one common share. Taking into account paid interim dividends for 1H of 2006 on outstanding common shares in the amount of 1.5 rubles per one common share to pay additional 1.5 rubles per one common share.
Payment of dividends shall be effected before September 3, 2007 by transfer of funds:
- for legal entities (shareholders) – as OJSC "NLMK" may deem necessary, in rubles or foreign currency based on the official exchange rate of the Central Bank of the RF as at the date of the last

working day preceding the payment date – by non-cash settlement according to payment details given in the registered person's questionnaire with the Registrar of OJSC "NLMK" or in a special written application of the shareholder being a foreign investor, received by OJSC "NLMK" before the payment date;

- for individuals – employees of OJSC "NLMK" (shareholders) – by non-cash settlement according to the payment details of the bank account "Salary" or by cash settlement at the Company's cash desk;

- for other individuals (shareholders) – via OJSC "Lipetskcombank" (by non-cash settlement according to the payment details of the bank accounts stated in the registered person's questionnaire with the Registrar of OJSC "NLMK" or by cash settlement at the cash desk of OJSC "Lipetskcombank").

Expenses related to transfer of funds shall be borne by OJSC "NLMK".

3. Signature

3.1. ***Senior Vice-president – General Director***
Open Joint Stock Company
"Novolipet6sk Steel" ________________ ***V.P. Nastich***
(signature)

3.2. ***Date: "16" of April, 2007*** *Stamp*

Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	2006 RAS Results
Released	09:30 04-Apr-07
Number	3959U

Novolipetsk Steel (NLMK)
04 April 2007

Novolipetsk Steel (NLMK)

OJSC Novolipetsk Steel (NLMK) (LSE: NLMK) has today published on its website 2006 Russian Accounting Standards (RAS) financial results for its major Russian subsidiaries in accordance with Russian regulatory requirements. The RAS accounting results of NLMK Group's major Russian subsidiaries are not indicative of the financial condition or results of these entities under US GAAP.

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Notice of Results
Released	10:49 10-Apr-07
Number	5844U

OJSC Novolipetsk Steel
10 April 2007

NOTICE OF RESULTS

OJSC Novolipetsk Steel (LSE: NLMK) will be announcing US GAAP annual results for the y
17 April 2007.

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Trading Update
Released	10:42 12-Apr-07
Number	7425U

Novolipetsk Steel (NLMK) releases trading update for Q1 2007

OJSC Novolipetsk Steel (LSE: NLMK) today released the following regular trading update fc

1. Production volumes*

The table below shows the production of principal steel products at NLMK's main production

	Q1 2007	*Q4 2006*	*Q1 2006*	*Q107 /Q106*	*Q107 /Q406*
	Amount, mln metric tonnes			*Change (%)*	
*Pig Iron***	2,338	2,273	2,201	6,2%	2,9%
Steel	2,341	2,317	2,290	2,2%	1,1%
Slabs	1,063	1,061	0,978	8,6%	0,2%
*Hot-rolled steel****	0,414	0,357	0,449	-7,7%	16,1%
Cold-rolled steel	0,453	0,408	0,420	7,9%	10,9%
Hot dip galvanized steel	0,091	0,122	0,092	-1,7%	-25,9%
Pre-painted steel	0,086	0,090	0,081	7,1%	-3,7%
Non-grain-oriented steel	0,095	0,080	0,087	8,6%	19,5%
Grain-oriented steel	0,035	0,036	0,035	-0,1%	-1,7%

The table below shows production at NLMK's Danish subsidiary, DanSteel A/S:

	Q1 2007	*Q4 2006*	*Q1 2006*	*Q107 /Q106*	*Q107 /Q406*
	Amount, mln metric tonnes			*Change (%)*	
Heavy plates	0,149	0,149	0,114	31,5%	0,9%

The table below shows production at VIZ-Stal:

	Q1 2007	*Q4 2006*	*Q1 2006*	*Q107 /Q106*	*Q107 /Q406*
	Amount, mln metric tonnes			*Change (%)*	

Non-grain-oriented steel	0,004	0,004	0,005	-22,6%	-8,8%
Grain-oriented steel	0,045	0,045	0,044	3,2%	0,0%

The table below shows production at Stoilensky GOK:

	Q1 2007	***Q4 2006***	***Q1 2006***	***Q107 /Q106***	***Q107 /Q406***
	Amount, mln metric tonnes			*Change (%)*	
Iron ore					
Iron ore concentrate	2,892	2,857	2,720	6,3%	1,2%
Sinter ore	0,394	0,389	0,262	50,4%	1,3%

The table below shows coke production at Altai-koks:

	Q1 2007	***Q4 2006***	***Q1 2006***	***Q107 /Q106***	***Q107 /Q406***
	Amount, mln metric tonnes			*Change (%)*	
Coke	0,879	0,916	0,593	48,3%	-4,0%

** All information on Q1 2007 production volumes is preliminary and may be subject to change;*
*** Including pig iron for steelmaking and for sale*
**** Including HR coils supplied to VIZ-Stal*

2. Realized prices*

Realized prices are calculated by dividing sales revenue after transportation costs by sales volume. Such calculation does not differentiate between particular product types and grades within a product sub-category. Realized prices are not indicative of actual contract prices and can serve as an approximation only. All information on Q1 2007 prices is preliminary and may be subject to change.

The table below shows average prices for NLMK's main steel products:

	Q1 2007	***Q4 2006***	***Q1 2006***	***Q107 /Q106***	***Q107 /Q4(***
	*USD per tonne (FCA)**			*Change (%)*	
Pig Iron	259,5	246,9	180,4	43,8%	5,1%
Slabs	372,1	414,7	253,5	46,8%	-10,3%
Hot-rolled steel	524,1	563,6	426,2	23,0%	-7,0%
Cold-rolled steel	582,6	618,3	507,8	14,7%	-5,8%
Hot dip galvanized steel	955,6	914,4	744,0	28,5%	4,5%
Pre-painted steel	1 136,5	1 088,3	880,0	29,1%	4,4%

Non-grain-oriented steel	715,3	715,2	597,6	19,7%	0,0%
Grain-oriented steel	3 331,3	3 279,6	2 891,5	15,2%	1,6%

The table below shows DanSteel A/S average prices:

	Q1 2007	Q4 2006	Q1 2006	Q107 /Q106	Q107 /Q4(
	USD per tonne (FCA)*			Change (%)	
Heavy plates	747,0	709,0	540,0	38,3%	5,4%

The table below shows VIZ-Stal average prices:

	Q1 2007	Q4 2006	Q1 2006	Q107 /Q106	Q107 /Q4(
	USD per tonne (FCA)*			Change (%)	
Non-grain-oriented steel	945,8	933,9	869,1	8,8%	1,3%
Grain-oriented steel	3326,4	3223,2	2859,9	16,3%	3,2%

The table below shows Stoilensky GOK average prices:

	Q1 2007	Q4 2006	Q1 2006	Q107 /Q106	Q107 /Q4(
	USD per tonne (FCA)*			Change (%)	
Iron ore					
Iron ore concentrate	64,3	61,9	33,0	94,8%	3,7%
Sinter ore	23,6	22,3	18,8	25,8%	6,0%

The table below shows the Altai-koks average prices:

	Q1 2007	Q4 2006	Q1 2006	Q107 /Q106	Q107 /Q4(
	USD per tonne (FCA)*			Change (%)	
Coke	116,6	109,2	109,0	7,0%	6,8%

* *Excluding transportation costs*

3. Management Board comments

The increase in HRC and CRC production volumes during Q1 2007 as compared to Q4 2006 was due to the completion of scheduled maintenance activities performed at our rolling facilities in October and November 2006. In addition, scheduled maintenance in Q1 2007 at our hot dip galvanizing lines caused a decrease in coated steel output, as compared to Q4 2006.

In Q1 2007, Stoilensky GOK maintained production volumes at the level of the previous quarter. Iron ore concentrate and sinter ore production volumes grew in Q1 2007 against Q1 2006 by 6.3% and 50.4% respectively, due to commissioning of the first stage of section four of the Stoilensky GOK beneficiating plant, coupled with good mining conditions of the

deposit.

The apparent slight decrease in coke production at Altai-koks during Q1 2007 compared to Q4 2006 is due to the fewer number of calendar days in Q1 2007 against Q4 2006. At the same time, coke production grew by 48.3% compared to Q1 2006, as new coke battery #5 was put into operation at the end of 2006.

Semi-finished and lower-value-added NLMK products showed greater price volatility in Q1 2007 than high value-added product. Slab prices demonstrated the most substantial fluctuations, decreasing by 10.3% in Q1 2007 as compared to the previous quarter, while HDG, pre-painted and grain-oriented steel prices showed a positive dynamic.

Seasonal price deterioration in the domestic market as well as soft export prices for the majority of Q1 2007 resulted in lower slab, HRC and CRC price levels as compared to Q4 2006. As the majority of HDG and pre-painted steel is sold domestically, average prices for these products showed some growth in Q1 2007 due to continuously robust domestic demand. Overall, Q1 2007 average prices were considerably higher then those in Q1 2006.

A strong domestic iron ore pricing environment in Q1 2007 resulted in a 3.7% increase in Stoilensky GOK average iron ore concentrate prices, as compared to Q4 2006. The prices for Altai-koks' products also showed a positive dynamic during the reporting period.

4. Outlook

We believe that export prices for most of NLMK's steel products will stabilize around the March-April 2007 level. This anticipated increase in export prices as well as seasonal factors in Russia will spur domestic price growth in Q2 2007. According to our estimates, there is a possibility of price softening towards the end of 2007.

We believe NLMK's financial results in Q1 2007 will improve as compared to Q1 2006 and largely remain at the level of Q4 2006. Taking into account the current price forecast, we expect NLMK's EBITDA in 2007 to remain around the level of 2006.

NLMK will announce Q1 2007 US GAAP results in June 2007.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Final Results
Released	07:01 17-Apr-07
Number	9645U

17.04.2007

Preliminary Results for the Year Ended 31 December, 2006

OJSC Novolipetsk Steel ("NLMK", "the Group"), the LSE-listed leading Russian steel producer, today announced its preliminary consolidated US GAAP results for the year ended 31 December 2006.

Highlights:

Strong 2006 financial performance:

- Sales revenues amounted to USD 6,045.6 million (+38% year-on-year)
- Cash flow from operating activities was USD 1,585.1 million
- EBITDA* amounted to USD 2,631.2 million (EBITDA margin 44%)
- Net profit was USD 2,066.0 million (+50% year-on-year)
- Cash and cash equivalents of USD 665.2 million as of 31 December, 2006

Recent Developments:

- In 2006, NLMK continued its dynamic development through further integration into key raw materials, acquisition of rolling facilities in our company's core markets, and optimization of existing Group structure.

Vertical integration in raw materials segment:

- Acquisition of 94% stake in Altai-koks, the largest independent coke producer in Russia. The asset has been consolidated into NLMK's financial statements since April 2006. This stake was acquired for USD 636.4 million.

Acquisition of rolling facilities in core markets:

- Acquisition of DanSteel A/S, the Danish steel re-roller, for USD 104 million, from the company under common control. DanSteel A/S has been consolidated into NLMK's financial statements since December 2005.

- Acquisition of VIZ-Stal, the second-largest electrical steel manufacturer in Russia, for USD 550.7 million. VIZ-Stal has been consolidated into NLMK's financial statements since August 2006.

Optimization of the existing Group structure:

- Disposal of 12% interest in Lebedinsky GOK for USD 400 million in January 2006.

- Increase of share ownership in LLC NTK up to 100%, in July 2006. LLC NTK is the key logistics provider for the Group, responsible for transportation of the Group's supplies of raw materials and delivery of steel products to customers in Russia and abroad.

- Disposal of a 92% interest in iron ore producer KMA Ruda for USD 302.5 million in September 2006. Proceeds from the disposal are to be invested in the development of the Group's key iron ore asset, Stoilensky GOK.

- Resolution to dispose of energy assets in December 2006. NLMK's energy holdings were classified as non-core investments by the NLMK Board of Directors.

- Creation of a joint venture with the Duferco Group. This joint venture includes one steel making plant and five steel rolling facilities in Europe and the USA as well as a network of steel service centers. In 2006, joint venture companies produced 2.0 million tonnes of crude steel and 4.5 million tonnes of rolled steel. NLMK acquired its 50% interest in this joint venture for approximately USD 805 million. The purchase price is subject to a post-closing adjustment based on the results of the audited financial statements of the joint venture companies for the fiscal year ended 30 September, 2006.

- Capital expenditure, including acquisition and construction of property, plant and equipment, in 2006 amounted to USD 618.7 million

- Approval of phase two of the Technical Upgrade Programme (2007 – 2011), with total planned investment of USD 4.4 billion. This program will ensure sustainable growth in all segments across the Group's value chain. Key targets are as follows:

- To increase crude steel production by 40% to 12.4 million tonnes per year
- To increase the production of rolled steel products by 90% through organic growth and acquisition of rolling facilities on core markets
- To efficiently develop NLMK's raw materials base to cover projected increases in steel production

- Within the framework of the previously announced internal restructuring plan, the annual general shareholders meeting approved Mr. Alexey Lapshin as the President (Chairman of the Management Board) of NLMK on 6 June, 2006. The Board of Directors approved the new Management Board, upon recommendations by the President.

- The Board of Directors recommended a 2006 total dividend payment of RUR 3.0 per ordinary share (1 GDS = 10 ordinary shares). Taking into account the previous interim dividend payment for the first half of 2006 of RUR 1.5 per ordinary share (approved by EGM held on 29 September, 2006) the Board is recommending payment of an additional RUR 1.5 per ordinary share. The dividend payment is subject to the approval of the annual shareholders meeting in June 2007.

Key financial highlights for year ended 31 December, 2006

USD, million	2006	2005	Change, %
Revenue	6 045.6	4 375.8	38%
Gross profit	2 971.3	2 044.1	45%
Operating income	2 243.3	1 844.0	22%
EBITDA*	2 631.2	2 083.2	26%

EBITDA Margin(%)	44%	48%	
Net profit	2 066.0	1 381.4	50%

** EBITDA = Net income (post share of minorities) + income tax ± interest expense/(income) + depreciation ± losses/(gains) on disposals of property, plant and equipment ± losses/(gains) on financial investment ± losses/(gains) from discontinued operations + impairment losses + accretion expense on asset retirement obligations;*

Commenting on the 2006 results, Dr. Vladimir Lisin, NLMK's Chairman of the Board, said:

"In 2006, NLMK once again demonstrated outstanding financial performance. The Company continues to be among the world's most profitable steel producers.

NLMK's investment in modernization and the expansion of its production facilities have resulted in growth in production volumes and the further strengthening of NLMK's key competitive advantage as one of the lowest cost steel producers in the world. NLMK's targeted efforts at extending its vertical integration have enabled the Company to raise its level of raw material self-sufficiency and increase its production of high value-added products. These efforts have manifested themselves in improving financial results and a growing market capitalization, sound evidence of the successful implementation of the company's growth strategy.

In the future, we will continue to implement a strategy focused on strengthening market leadership in our core markets and raising efficiency of all key segments of the NLMK Group. This will provide a strong platform for further growth and will maximize returns for Company's shareholders".

Commenting on the 2006 results, Galina Aglyamova, NLMK's CFO, said:

"Increased sales revenue in 2006 was driven by an increase in the Company's steel output, a favorable market environment and our flexible sales strategy. In addition, the ongoing process of consolidation in the global steel industry coupled with the strengthening Russian and world economies have had a positive impact on the market and the Company's financial position.

In 2006, NLMK approved a Sustainable Growth Strategy for 2007 – 2011 that envisages a large-scale technical upgrading program and the pursuit of strategic acquisitions in NLMK's core markets. The Company's stable financial position continues to enable NLMK to use the full range of financing means to implement our Sustainable Growth Strategy projects. Going forward, we expect lower volatility in our steel products prices and further cash flow growth from our operations."

MANAGEMENT COMMENTS

In recent years, NLMK has maintained its position as one of the most efficient steel producers in Russia and throughout the world. In 2006 the company made great progress in achieving both outstanding financial results and realizing its growth strategy.

After substantial scheduled overhauls at the Group's main production site in 2005, production levels in pig iron and steel recovered last year.

This increased production and sales volume, backed by favorable conditions in the steel market, resulted in outstanding financial performance.

Further contributing to this positive dynamic was active implementation of our vertical integration strategy. In 2006, the Group acquired DanSteel A/S, Altai-koks and VIZ-Stal.

The aggregate impact of the above factors resulted in sales revenue growth of 38% to USD 6,045.6 million, EBITDA growth of 26% to USD 2,631.2 million and an increase in net income of 50% to USD 2,066.0 million. The disposal of Group's stakes in non-core iron ore assets (stakes in Lebedinsky GOK and KMA Ruda) were the main reasons for the increase in net income in 2006.

The Group is generating stable operating cash flow. In 2006, net cash received from operating activities amounted to USD 1,585.1 million, which largely corresponds to the 2005 level. Operating

cash flow and our own cash reserves at the beginning of the year allowed NLMK to finance the organic development of its asset base as well as new acquisitions without substantial debt.

Steel Segment

In 2006, the structure of the steel segment was substantially changed. The Group acquired DanSteel A/S, a hot-rolled thick plate producer which sources slabs from NLMK. VIZ-Stal, the second-largest Russian producer of electrical steel, was also included into the steel segment. VIZ-Stal sources hot-rolled coils from NLMK for the production of electrical steels.

The steel segment continues to be the key segment of the Group. In 2006, the segment generated USD 5,586.7 million in revenue from external customers, equating to 92% of consolidated revenue, and USD 2,108.4 million in operating profit.

In 2006, sales revenue from external customers grew by USD 1,391.5 million, an increase of 33%. Operating profit grew by USD 584.9 million, an increase of 38% year-on-year.

The following factors had a positive impact on financial results in 2006:

- Growth of sales volumes in real terms at NLMK
- Price increases for NLMK's main steel products in both domestic and export sales markets
- Increases in the sales of finished products (heavy plates) in Europe due to the consolidation of DanSteel A/S in 2006
- Consolidation of VIZ-Stal in August 2006, which resulted in increased sales volume, revenue, and profit from sales of high value-added electrical steel products

Mining Segment

In 2006, NLMK's mining segment was comprised of OJSC Stoilensky GOK, OJSC Dolomite and OJSC Stagdok, companies that supply raw materials to NLMK's production facilities in Lipetsk and which also sell certain volumes outside the Group.

A stake in KMA Ruda, held by the mining segment from March to August 2006, was sold by NLMK. Its disposal is reflected in the consolidated income statement within income from discontinued operations.

Iron ore producer Stoilensky GOK, the principal mining company within the Group, produced 11.3 million tonnes of iron-ore concentrate and 1.4 million tonnes of sinter ore in 2006. Last year, the output of Dolomite, an NLMK subsidiary, was 1.9 million tonnes of flux dolomite. Stagdok, which supplies limestone, produced 3.2 million tonnes of fluxing limestone in the same period.

In 2006, the mining segment's revenue from external customers was USD 91.0 million, which is 4% lower than the level reached in 2005. This decrease was due to lower product volumes supplied to external customers as a result of growth in turnover from within the Group companies.

The segment's revenue, including intersegmental sales, was USD 614.6 million in 2006, an increase of 11% year-on-year and which resulted from increased purchases from NLMK.

As 85% of the mining segment's sales in value terms are internal sales within the Company, the segment's share in NLMK's consolidated external revenue in 2006 was 2%.

Operating profit for the mining segment increased in 2006 compared to 2005 by USD 19.8 million, (+7% year-on-year) primarily due to higher sales volumes.

Coke-chemical Segment

The coke-chemical segment is comprised of OJSC Altai-koks and its subsidiaries, consolidated within the Group from Q2 2006. Altai-koks is one of the leading producers of coke in Russia. In 2006, Altai-koks produced 3.0 million tonnes of coke.

In 2006, the coking segment's revenue from external customers and intersegmental sales was USD 252.7 million. The coke-chemical segment's share of 2006 consolidated revenue is 4%. Segment operating profit amounted to USD 23.9 million in 2006.

After putting into operation new coke battery #5 at the end of 2006, total production capacity reached 5.0 million tonnes of coke per year.

Other Operating Segments

Revenue from other operating segments primarily includes revenue from three operational units, whose results do not exceed threshold values. These segments include sea port services, financial services, and banking and insurance services, as well as mining and enrichment of coal by the Prokopievskugol Group of Companies.

In 2006, revenue from other segments from external customers was USD 115.2 million (+34% year-on-year). The revenue increase is mainly attributable to the consolidation of the financial results of Prokopievskugol Group, which was selling a portion of its products to external customers, from Q2 2006.

In 2006, gross profit from other segments amounted to USD 36.7 million, a 31% decrease year-on-year. Operating loss in 2006 was USD 174.7 million. This operating loss was due to the consolidation of Prokopievskugol Group's 2006 financial results in an environment of unfavorable market prices and high production costs.

In March 2007 the company agreed to sell the Prokopievskugol Group of Companies to the City Administration of Prokopievsk. The transaction is completed in April 2007.

Consolidated financial results

In 2006, Group's consolidated sales revenue amounted to USD 6,045.6 million (+38% year-on-year). The increase in revenue was primarily driven by growth in sales and production volumes as well as the consolidation of Dansteel A/S' (during whole 2006), Altai-koks' and Prokopievskugol Group's financial results from April 2006 and VIZ-Stal's financial results from August 2006. In addition, since March 2006, conditions for the delivery of NLMK's products for export have changed. Currently, the sales price for NLMK's products includes payment for cargo transportation up to border crossing points or port stations.

Gross profit for 2006 amounted to USD 2,971.3 million (+45% year-on-year), operating profit was USD 2,243.3 million (+22% year-on-year). Slowdown in the operating income growth rate, relative to gross profit growth, is due to impairment losses and accretion expense on asset retirement obligation, which is USD 156.7 million in total and includes USD 144.6 million attributable to Prokopievskugol Group of Companies. Apart from that, selling expenses increased by USD 263.0 million due to changes in conditions for the delivery of exported products.

Net profit (including profit on sale of financial assets and from discontinued operations) amounted to USD 2,066.0 million (+50% year-on-year). EBITDA reached USD 2,631.2 million (+26% year-on-year), and EBITDA margin was 44%.

The more substantial growth of net profit as compared to operating profit and EBITDA is explained by significant gains on the sale of financial investments and non-recurring income from the sale in Q1 2006 of NLMK's stake in Lebedinsky GOK and KMA-Ruda in Q3 2006.

Consolidated balance sheet

As of 31 December, 2006, NLMK's assets increased by 40% from 31 December 2005 and reached USD 8,717.0 million.

The Group's capital structure traditionally comprises a substantial portion of equity capital. By the end of 2006, equity capital represented 78% of the capital structure.

Current assets on Group's balance sheet substantially exceed the amount of debt. Cash and cash

equivalents as of 31 December, 2006 amounted to USD 665.2 million, which is USD 1,258.9 million or 65% below the level of 31 December, 2005. This decrease was primarily due to financing of the acquisitions of Dansteel A/S, Prokopievskugol Group of Companies, Altai-koks, VIZ-Stal and joint venture with Duferco Group.

Group's balance sheet structure reflects the financial stability of the company, which is confirmed by receipt of the highest credit ratings among Russian steelmakers.

In 2006, annualized return on assets (ROA) was 28% and annualized return on equity (ROE) was 35%, both higher than in the first half of 2006.

Cash Flow

Stable generation of operating cash flow allows NLMK to support the Group's organic growth as well as new acquisitions with its own funds.

In 2006 net cash received from operating activities amounted to USD 1,585.1 million, almost 2.6 times higher than net cash used for investments in fixed assets, which amounted to USD 618.7 million.

The Group actively implements a vertical integration strategy. This results in a growing self-sufficiency in raw materials and increased rolling capacity, enabling growth in output of high value-added products. Major cash outflows were due to acquisitions (excluding acquired cash) totaling USD 1,347.6 million and investments in associates of USD 805.5 million.

Cash outflow for investment activities in 2006 amounted to USD 2,042.8, which is 3.8 times higher than in 2005.

Net cash flows associated with financial activities in 2006 amounted to USD 933.2 million. The main cash outflows associated with financial activities in 2006 are dividend payments to shareholders.

In 2006, cash and cash equivalents were USD 665.2 million, which is 65% below 2005 figures.

The Group's sustainable financial position allows for a flexible business development strategy. Shareholder value creation remains NLMK's key priority. NLMK will therefore continue to pursue its objectives based on stringent financial discipline and well-balanced investment projects.

Outlook

We believe that export prices growth for most of Group's steel products during Q1 2007 will continue in Q2 2007. This anticipated increase in export prices, as well as seasonal factors in Russia, will spur further domestic price growth. According to our estimates, there is a possibility of price softening towards the end of 2007.

Disclaimer:

This announcement may contain a number of forward-looking statements relating to, among others, the financial condition and results of operations of the Company. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by them and are based on assumptions regarding the Company's present and future business strategies and the environment in which the Company and its subsidiaries operate both now and in the future. Forward-looking statements speak only as at the date

of this announcement and save as required by applicable legal and/or regulatory requirements the Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements.

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

CONSOLIDATED BALANCE SHEETS	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
ASSETS			
Current assets			
Cash and cash equivalents	665,213	1,924,148	1,348,615
Short-term investments	37,261	27,040	21,153
Accounts receivable, net	1,150,492	708,515	588,562
Inventories, net	856,940	559,250	475,303
Other current assets, net	331,322	208,920	148,748
Restricted cash	8,372	7,979	5,094
	3,049,600	**3,435,852**	**2,587,475**
Non-current assets			
Long-term investments, net	810,350	31,470	51,425
Property, plant and equipment, net	3,988,128	2,415,001	2,257,628
Intangible assets, net	199,030	21,086	21,594
Goodwill	559,703	173,357	179,815
Other non-current assets	110,179	133,747	67,984
	5,667,390	**2,774,661**	**2,578,446**
Total assets	**8,716,990**	**6,210,513**	**5,165,921**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable and other liabilities	664,319	565,983	449,962
Short-term borrowings	248,782	5,282	5,312
Current income tax liability	80,350	40,639	78,638
	993,451	**611,904**	**533,912**
Non-current liabilities			
Deferred income tax liability	537,647	300,712	305,472
Long-term borrowings	48,153	45,341	3,796
Other long-term liabilities	194,872	45,505	16,463
	780,672	**391,558**	**325,731**
Total liabilities	**1,774,123**	**1,003,462**	**859,643**
Commitments and contingencies	-	-	-
Minority interest	**133,425**	**92,576**	**85,787**
Stockholders' equity			
Common stock, 1 Russian ruble par value – 5,993,227,240 shares issued and outstanding at December 31, 2006, 2005 and 2004	221,173	221,173	221,173

Statutory reserve	10,267	10,267	10,267
Additional paid-in capital	1,812	1,812	680
Accumulated other comprehensive income	589,986	72,129	242,387
Retained earnings	5,986,204	4,809,094	3,745,984
	6,809,442	5,114,475	4,220,491
Total liabilities and stockholders' equity	8,716,990	6,210,513	5,165,921

CONSOLIDATED STATEMENTS OF INCOME	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004
Sales revenue	**6,045,625**	**4,375,806**	**4,460,056**
Cost of sales			
Production cost	(2,716,434)	(2,048,828)	(1,838,927)
Depreciation and amortization	(357,941)	(282,876)	(241,229)
	(3,074,375)	**(2,331,704)**	**(2,080,156)**
Gross profit	**2,971,250**	**2,044,102**	**2,379,900**
General and administrative expenses	(188,648)	(101,351)	(92,784)
Selling expenses	(325,361)	(62,371)	(57,006)
Taxes other than income tax	(57,215)	(36,356)	(32,985)
Impairment losses	(136,916)	-	-
Accretion expense on asset retirement obligations	(19,765)	-	-
Operating income	**2,243,345**	**1,844,024**	**2,197,125**
Loss on disposals of property, plant and equipment	(3,582)	(11,579)	(12,168)
Gains on investments, net	400,696	2,771	165,955
Interest income	111,789	98,708	49,971
Interest expense	(29,692)	(15,377)	(12,878)
Foreign currency exchange loss, net	(74,975)	(9,805)	(39,101)
Other expenses, net	(26,526)	(16,468)	(10,614)
Income from continuing operations before income tax and minority interest	**2,621,055**	**1,892,274**	**2,338,290**
Income tax	(706,605)	(497,273)	(566,532)
Income from continuing operations before minority interest	**1,914,450**	**1,395,001**	**1,771,758**
Minority interest	(25,773)	(21,080)	(9,449)
Equity in net earnings of associate	501	3,701	-
Income from continuing operations	**1,889,178**	**1,377,622**	**1,762,309**
Discontinued operations			
Gain from operations of discontinued subsidiary and assets held for sale (including gain on disposal of $227,524 in 2006)	228,499	3,773	10,192
Income tax	(51,714)	-	-
Income from discontinued operations	**176,785**	**3,773**	**10,192**
Net income	**2,065,963**	**1,381,395**	**1,772,501**

Income from continuing operations per share (US dollars)

basic and diluted	0.3152	0.2299	0.2941
Income from discontinued operations per share (US dollars)			
basic and diluted	0.0295	0.0006	0.0017
Net income per share (US dollars)			
basic and diluted	0.3447	0.2305	0.2958

CONSOLIDATED STATEMENTS OF CASH FLOWS	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**2,065,963**	**1,381,395**	**1,772,501**
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest	25,773	21,080	9,449
Depreciation and amortization	357,941	282,876	241,229
Loss on disposals of property, plant and equipment	3,582	11,579	12,168
Gains on investments, net	(400,696)	(2,771)	(165,955)
Gain on disposal of discontinued subsidiary	(227,524)	-	-
Equity in net earnings of associate	(501)	(3,701)	-
Deferred income tax benefit	(38,732)	(3,677)	(35,945)
Stock-based compensation	-	1,132	-
Impairment losses	136,916	-	-
Accretion expense on asset retirement obligations	19,765	-	-
Other movements	21,386	(3,984)	15,198
Changes in operating assets and liabilities			
Increase in accounts receivable	(141,359)	(91,585)	(158,628)
Increase in inventories	(159,995)	(53,270)	(132,375)
(Increase) / decrease in other current assets	(16,905)	(33,208)	331
Increase in loans provided by the subsidiary bank	(69,776)	(69,142)	(86,501)
(Decrease) / increase in accounts payable and other liabilities	(23,125)	121,031	146,731
Increase / (decrease) in current income tax payable	32,376	(33,990)	51,140
Net cash provided by operating activities	**1,585,089**	**1,523,765**	**1,669,343**
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions of subsidiaries, net of cash acquired of $14,127 in 2006 and $38,109 in 2004	(1,347,545)	-	(173,856)
Purchases of equity investments	(805,503)	-	-
Proceeds from disposal of discontinued operations	302,526	-	-
Proceeds from sale of property, plant and equipment	15,565	10,706	8,352
Purchases and construction of property, plant and equipment	(618,677)	(580,198)	(269,459)
Proceeds from sale of investments	465,274	72,872	518,866
Purchase of investments	(54,758)	(42,722)	(185,594)
Movement of restricted cash	339	(3,122)	3,378
Net cash used in investing activities	**(2,042,779)**	**(542,464)**	**(98,313)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings and notes payable	224,870	20,143	2,545
Repayment of borrowings and notes payable	(183,305)	(13,866)	(22,161)

Capital lease payments	(379)	-	(40,818)
Contributions from controlling shareholders	-	33,185	-
Payments to controlling shareholders for common control transfer of interests in new subsidiaries, net of cash of $1,070 received in transferred subsidiary in 2004	(104,000)	-	(635,383)
Payments to controlling shareholders for common control transfers of interests in existing subsidiaries	-	-	(2,617)
Proceeds from controlling shareholders for sale of investments	-	-	5,554
Dividends paid to previous shareholder of acquired subsidiary	(83,547)	-	-
		see Note (a)	
Dividends paid to minority shareholder of existing subsidiaries	(20,228)	(1,390)	-
Dividends to shareholders	(766,646)	(384,973)	(332,817)
Net cash used in financing activities	**(933,235)**	**(346,901)**	**(1,025,697)**
Net (decrease) / increase in cash and cash equivalents	**(1,390,925)**	**634,400**	**545,333**
Effect of exchange rate changes on cash and cash equivalents	131,990	(58,867)	73,641
Cash and cash equivalents at the beginning of the period	1,924,148	1,348,615	729,641
Cash and cash equivalents at the end of the period	**665,213**	**1,924,148**	**1,348,615**
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income tax	611,408	434,885	479,732
Interest	28,781	13,623	12,002
Non cash operating activities:			
Offset of income tax payable with VAT receivable	99,115	96,427	76,251
Non cash investing activities:			
Capital lease liabilities incurred	8,460	-	19,920
Reclassification of restricted cash to long-term investments	-	-	15,000
Non cash investing and financing activities as a result of:			
Transfers of subsidiary interests from common control parties reflected as capital contribution, net of cash received of $33,185 in 2005 and $1,070 in 2004	-	30,797	597,665
Fair value of net assets acquired from third parties in new subsidiaries, net of cash acquired of $14,127 in 2006 and $38,109 in 2004	1,347,545	-	173,856

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME	**Common stock**	**Statutory reserve**	**Additional paid-in capital**	**Accumulated other comprehensive income**	**Retained earnings**	**Total stockholders' equity**
Balance at December 31, 2003	**14,440**	**32**	**680**	**27,672**	**2,567,084**	**2,609,908**
Comprehensive income:						
Net income	-	-	-	-	1,772,501	1,772,501

Other comprehensive income:						
Net unrealized gain on a change in valuation of investments	-	-	-	66	-	66
Cumulative translation adjustment	-	-	-	214,649	-	214,649
Comprehensive income						**1,987,216**
Stock split	206,733	-	-	-	(206,733)	-
Increase in statutory reserve	-	10,235	-	-	(10,235)	-
Dividends to shareholders	-	-	-	-	(338,915)	(338,915)
Transfers of subsidiary interests from controlling shareholders	-	-	-	-	598,735	598,735
Payments to controlling shareholders for common control transfer of subsidiary interests	-	-	-	-	(636,453)	(636,453)
Balance at December 31, 2004	**221,173**	**10,267**	**680**	**242,387**	**3,745,984**	**4,220,491**
Comprehensive income:						
Net income (see Note (a))	-	-	-	-	1,381,395	1,381,395
Other comprehensive income:						
Net unrealized gain on a change in valuation of investments	-	-	-	7	-	7
Cumulative translation adjustment	-	-	-	(170,265)	-	(170,265)
Comprehensive income						**1,211,137**
Stock-based compensation	-	-	1,132	-	-	1,132
Dividends to shareholders	-	-	-	-	(382,267)	(382,267)
Transfers of subsidiary interests from controlling shareholders	-	-	-	-	63,982	63,982
Balance at December 31, 2005	**221,173**	**10,267**	**1,812**	**72,129**	**4,809,094**	**5,114,475**
Comprehensive income:						
Net income	-	-	-	-	2,065,963	2,065,963
Other comprehensive income:						
Net unrealized loss on a change in valuation of investments	-	-	-	(1,177)	-	(1,177)
Cumulative translation adjustment	-	-	-	519,034	-	519,034
Comprehensive income						**2,583,820**

Dividends to shareholders	-	-	-	-	(784,853)	(784,853)
Payments to controlling shareholders for common control transfer of subsidiary interests	-	-	-	-	(104,000)	(104,000)
Balance at December 31, 2006	**221,173**	**10,267**	**1,812**	**589,986**	**5,986,204**	**6,809,442**

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

END

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Notice of AGM
Released	07:15 17-Apr-07
Number	9431U

NLMK to hold its Annual General Meeting on June 5, 2007

On April 16, 2007 NLMK's Board of Directors took the decision to hold a General Shareholders' Meeting on June 5, 2007.

The annual general meeting of the Company's shareholders will address the following agenda items:

1. Approval of the Company's 2006 annual report; annual financial statements, including statement of income; allocation of profit (including dividend payment) and losses for the financial year 2006.
2. Election of members to the Company's Board of Directors.
3. Election of the President of the Company (Chairman of the Management Board).
4. Election of members to the Company's Internal Audit Commission.
5. Approval of the Company Auditor.
6. Approval of revised corporate documents:
    6.1. Company Charter
    6.2. Regulations of the Board of Directors
    6.3. NLMK Dividend policy
7. Approval of related party transaction
8. Payment of remuneration to the members of the Board of Directors.

The Company's Board of Directors has recommended that the general shareholders' meeting approve a decision to declare cash dividends for 2006 on ordinary issued shares in the amount of RUR 3 per ordinary share. Taking into account previous interim dividend payments for the first half of 2006 of RUR 1.5 per ordinary share, the Board of Directors recommends paying an additional RUR 1.5 per ordinary share.

The list of persons entitled to participate in the annual general meeting of the Company's shareholders will be prepared on the basis of the NLMK Shareholders' Register as of 12 a.m., April 17, 2007.

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	NLMK to sell Prokopievskugol
Released	09:09 30-Mar-07
Number	0593U

OJSC Novolipetsk Steel

30 March 2007

Novolipetsk Steel (NLMK) agrees to sell Prokopievskugol

Kuzbass Asset Holdings Limited, a subsidiary of OJSC Novolipetsk Steel (LSE: NLMK), has agreed to sell the Prokopievskugol Group of Companies to a Municipal State Company representing the City Administration of Prokopievsk. According to the agreement, the transaction price is USD1. The parties expect to complete the transaction during April 2007. The Prokopievskugol Group of Companies was acquired by NLMK in April 2006 as an integral, conditional part of its USD626 million acquisition of the Altai-koks coking facility. The ultimate price paid for the Prokopievskugol Group of Companies was USD62 million.

During its period of ownership, NLMK succeeded in alleviating the most acute problems of Prokopievskugol, including settlement of its USD16.9 million tax liabilities, amelioration of industrial safety and reduction of environmental impact. Today, all debt is repaid. There has been a 16% increase in wages, while the number of employees has being maintained at 15.9 thousand people. In 2006, financing of USD7.4 mln was allocated to improve mining safety in the framework of the "Industrial safety and emergency tolerance at Kuzbass coal mining facilities 2005 – 2010 program". These efforts resulted in a 10% decrease in the accident rate during 2006 compared to 2005.

The high level of Prokopievskugol's production costs and great difficulty of achieving cost reductions without substantial cuts in headcount determined NLMK's decision to divest the asset. The costs of production at Prokopievskugol mines are twice as high as industry averages due to the low level of mechanization, resulting in high material, payroll and energy costs. The net losses of Prokopievskugol Group of Companies since consolidation by NLMK in April 2006 through December 2006 are around USD50 mln[1].

The improvement of Prokopievskugol Group of Companies financial performance would require shutting down unprofitable mines and production facilities and reducing the number of employees. However, social aspects are vitally important for sustainable restructuring of Prokopievskugol. NLMK believes that the restructuring program at Prokopievskugol may be best carried out only with direct involvement of the local administration. Thus, NLMK accepted a proposal from the Kemerovo Region administration to divest Prokopievskugol for USD1 after settling all its debt obligations.

1 based on preliminary estimates

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

About Prokopievskugol

In April 2006, OJSC Novolipetsk Steel (NLMK) has agreed to acquire from a group of investors an 82,2% interest in "Altai-koks" and a 100% interest in holding company Kuzbass Asset Holdings Limited, Gibraltar, which owns a 100% interest in Prokopievskugol Group of Companies. The purchase price for the transaction was USD626m including USD62m paid for assets of Prokopievskugol Group of Companies.

The Prokopievskugol Group of Companies develops coking coal deposits of the Kuznetsk Basin. The Group includes seven mines ("Tyrganskaya", "Krasnogorskaya", "Koksovaya", "Ziminka", "Zenskobskaya", "Dzerzhinsky" and "Voroshilov"), three processing plants and several service companies. In 2006, Prokopievskugol Group of Companies produced 4.721 million tonnes of coal. The production of coking coal concentrate amounted to 2.488 million tonnes.

Altai-koks is the leader among coke-chemical plants in Russia. It produces high-quality coke and chemical products. In 2006, Altai-koks coke production amounted to 2.967 million tonnes. The new coking battery was put into operation in Q4 2006. As a result, total capacity of Altai-koks amounted to 5 million tonnes per year. The acquisition of Altai-koks goes in line with NLMK's strategy of developing 100% self-sufficiency in coke that takes into account projected increase in steel production and need to revamp coke facilities at the production site in Lipetsk. After purchase of several additional minority stakes in Altai-koks, NLMK's total interest in the company is 93.6%.

END

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AFFILIATED PARTIES LIST

Open Joint Stock Company "Novolipetsk Steel"

Issuer code: 0 0 1 0 2 - A

As of 31 03 2007

Country: **The Russian Federation**

Address of Continuing executive body: **2, Metallurgov, Lipetsk, 398040, Russia**

Information of the present list of affiliates is subject to disclosure under the Russian Law on Securities

Authorized representative of OJSC "Novolipetsk Steel" acting on the basis of power of attorney No.353 dd. 15.12.2006	____________ signature	**Loskutov V.A.**
Date April "02", 2007	Stamp	

Issuer's code	
INN	**4823006703**
OGRN	**1024800823123**

I. Affiliated parties list as of **31 03 2007**

№	Complete trade name (name of nonprofit entity) or full name of an affiliated person	Location of legal entity or place of residence of an individual (specified only upon the individual's agreement)	Ground (grounds) for affiliated status	Effective date of the ground (grounds)	Affiliated party's share in the joint-stock company's authorized capital, %	Fraction of common shares owned by the affiliated party, %
1	2	3	4	5	6	7
1	***Mr. Oleg Bagrin***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***06.06.2006***	-	-
2	***Mr. Nikolai Gagarin***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***06.06.2006***	-	-
3	***Mr. Dmitry Gindin***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***06.06.2006***	-	-
4	***Mr. Karl Doering***	***Germany, Eisenhuttenstadt***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***06.06.2006***	-	-
5	***Mr. Vladimir Lisin***	***Lipetsk, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***06.06.2006***	-	-
			The Party belongs to the Company's Group	***23.11.2005***		
6	***Mr. Randolph Reynolds***	***Richmond, Virginia, USA***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***06.06.2006***	-	-
7	***Mr. Vladimir Skorokhodov***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***06.06.2006***	-	-
8	***Mr. Igor Fyodorov***	***Moscow, Russia***	***The Party is a Member of the Board of Directors of the Joint Stock Company***	***06.06.2006***	-	-
9	***Ms. Galina Aglyamova***	***Moscow, Russia***	***The Party is a member of the Joint Stock Company's Corporate Executive Body***	***19.06.2006***	***0.00017%***	***0.00017%***

10	*Mr. Igor Anisimov*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*19.06.2006*	*0.0017%*	*0.0017%*
11	*Mr. Dmitry Baranov*	*Moscow, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*19.06.2006*	-	-
12	*Mr. Alexander Zarapin*	*Moscow, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*19.06.2006*	-	-
13	*Mr. Alexey Lapshin*	*Moscow, Russia*	*The Party exercises the authority of the Joint Stock Company's sole executive body*	*06.06.2006*	-	-
			The Party is a member of the Joint Stock Company's Corporate Executive Body	*19.06.2006*		
14	*Mr. Yury Larin*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*19.06.2006*	*0.00017%*	*0.00017%*
15	*Mr. Vladimir Nastich*	*Lipetsk, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*19.06.2006*	*0.00018%*	*0.00018%*
16	*Mr. Alexander Saprykin*	*Moscow, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*19.06.2006*	-	-
17	*Mr. Stanislav Tsyrlin*	*Moscow, Russia*	*The Party is a member of the Joint Stock Company's Corporate Executive Body*	*19.06.2006*	-	-
18	*FLETCHER INDUSTRIAL AUTHORIZED CAPITAL FUND LIMITED*	*Winterbotham Place, Marlborough & Queen Streets, Nassau, Bahamas*	*The Party belongs to the Company's Group*	*31.12.2004*	-	-
19	*VEFT ENTERPRISES LIMITED*	*1066 20, Vas. Friderikis Street, El Greko House, office 104, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*20.12.2006*	*75.64%*	*75.64%*

			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*20.12.2006*		
20	*Limited Liability Company "RUMELCO"*	***Bld 1, 18 Bakhrushina str., Moscow, Russia***	***The Party belongs to the Company's Group***	***23.11.2005***	-	-
21	*Limited Liability Company "Investment and Finance Company "LKB-INVEST"*	***Bld 1, 18 Bakhrushina str., Moscow, Russia***	***The Party belongs to the Company's Group***	***23.11.2005***	*7.52%*	*7.52%*
22	*Closed Joint Stock Company " Investment company "Libra Capital"*	***24/27, Sadovaya-Samotechnaya, 127051, Moscow, Russia.***	***The Party belongs to the Company's Group***	***31.03.2006***	***0.00%***	***0.00%***
23	*Closed Joint Stock Company Managing Company "Libra Capital"*	***24/27, Sadovaya-Samotechnaya, 127051, Moscow, Russia.***	***The Party belongs to the Company's Group***	***29.12.2006***	-	-
24	*Limited Liability Company "RUMEDIA"*	***Korp. 2, 2 Rubtsobskaya nab., Moscow 105082, Russia***	***The Party belongs to the Company's Group***	***29.12.2006***	-	-
25	*"Kraxis Investments Limited"*	*Cyprus*	***The Party belongs to the Company's Group***	***29.12.2006***	-	-
26	*"Lomenton Holdings Limited"*	*Cyprus*	***The Party belongs to the Company's Group***	***29.12.2006***	-	-
27	*"Megamatic Technologies Limited"*	*Cyprus*	***The Party belongs to the Company's Group***	***29.12.2006***	-	-
28	*"La Generale D-Investissment Et De Gestion S.A. (G.I.G.S.A.)"*	*Geneva, Switzerland*	***The Party belongs to the Company's Group***	***29.12.2006***	-	-
29	*ANCASTERO LIMITED*	*15 Femistokli Dervi Street, Margarita House,*	***The Party belongs to the Company's Group***	***29.12.2006***	-	-

		1066, Nicosia, Cyprus				
30	*CASTELLA INVESTMENTS LIMITED*	*1066 Femistokli Dervi, 15, MARGARITA HOUSE, 1st floor, Office 102, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
31	*CHUPIT LIMITED*	*4 Georgiu Anastasiu Street, 2008, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
32	*IBERNO ENTERPRISES LIMITED*	*28 Euripidu, Larnaka, 6036, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
33	*IMMENSO ENTERPRISES LIMITED*	*3 Atinodoru, Dasupoli, 2025, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
34	*SCANTOUS LIMITED*	*12 Mihilakopolu street, 4th floor, office 401, 1075 Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
35	*ULTIMEX TRADING LIMITED*	*Kermia House, 4 Diagoru street, 6th floor, office 601, p.o.b. 27180, Nicosia 2035, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
36	*MEROBEL INVESTMENTS LIMITED*	*20, Vasilissis Frederikis street, El Greko House, 1st floor, 104, 1066 Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
37	*RADLEY ENTERPRISES LIMITED*	*4 Tenaru street, Agios Dometios, Nicosia, Никосия, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
38	*PINTAIL INVESTMENTS LTD*	*Winterbotham Place, Marlborough & Queen Streets, POB №3026, Nassau, Bahamas*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-

39	*SILENER MANAGEMENT LIMITED*	*20, Gregori Avksentiu street, Aios Dometios, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
40	*STAHL-UND METALLUNTERNEHMENSHOLDING S.A.*	*7 rue Pierre d'Aspelte, L-1142, Luxemburg*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
41	*AHERON INVESTMENTS LIMITED*	*Georgiou Papandreou, 6, Dali, 2540, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
42	*ANWORTH INVESTMENTS LIMITED*	*Agiu Pavlu, 15, LEDRA HOUSE, Agios Andreas, 1105, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
43	*HENFORD INVESTMENTS LIMITED*	*Agiu Pavlu, 15, LEDRA HOUSE, Agios Andreas, 1105, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
44	*LIMTAN INVESTMENTS LIMITED*	*Karalampu Musku, 1, Atienu, Larnaka, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
45	*MIROGLIOR HOLDINGS LIMITED*	*Annis Komninnis, 29A, 1061, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
46	*OMNILAX HOLDINGS LIMITED*	*Gudiu, 5, Agios Andreas, 1095, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
47	*PROSUN CO. LIMITED*	*Agiu Pavlu, 15, LEDRA HOUSE, Agios Andreas, 1105, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
48	*SOBEVAL MANAGEMENT LIMITED*	*Agiu Pavlu, 15, LEDRA HOUSE, Agios Andreas, 1105, Nicosia, Cyprus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
49	*JYSK STALINDUSTRI APS*	*Carolinevej 2A, 1.tv. DK-2900 Hellerup, Denmark*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-

50	*Limited Liability Company "L+C Right"*	*Bld. 5, 10, 8th March Str., 127083, Moscow.5*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
51	*Limited Liability Company "L+C Left"*	*Bld. 5, 10, 8th March Str., 127083, Moscow*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
52	*Limited Liability Company "L+C Middle"*	*Bld. 5, 10, 8th March Str., 127083, Moscow*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
53	*Limited Liability Company "Technologies and Industry "Interprom""*	*Bld. 5, 10, 8th March Str., 127083, Moscow*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
54	*Limited Liability Company "Lot International"*	*Bld. 5, 10, 8th March Str., 127083, Moscow*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
55	*Closed joint stock company "Korpus"*	*2, Tverskoy prospect, Tver city, 170000, Russia*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
56	*Open Joint-Stock Company "Taganrog trading sea port"*	*Morskoy vokzal, Naberezhnaya porta, Taganrog, 347900, Russia*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
57	*Open Joint-Stock Company "St. Petersburg Sea Port"*	*5, Mezhevoy kanal, St. Peterburg, Russia, 198035*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
58	*Limited Liability Company "Troitskaya Sloboda"*	*17, Moscovskaya str., Narofominsk city, Moscovskiy region, Russia*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
59	*Closed joint-stock company "First Stevedore Company"*	*5, Mezhevoy kanal, St. Peterburg, 198035, Russia,*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
60	*Closed joint-stock company "Second Stevedore Company"*	*5, Mezhevoy kanal, St. Peterburg, 198035, Russia,*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
61	*Closed joint-stock company "Fourth Stevedore Company"*	*5, Mezhevoy kanal, St. Peterburg, 198035, Russia,*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-

62	*Closed joint-stock company "Stevedore Timber Company"*	*5, Mezhevoy kanal, St. Peterburg, 198035 Russia,*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
63	*Closed joint-stock company "Telecommunications company "Convey Plus"*	*5, Mezhevoy kanal, St. Peterburg, 198035, Russia,*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
64	*Limited Liability Company "MST Port"*	*5, Mezhevoy kanal, St. Peterburg, 198035, Russia,*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
65	*Closed joint-stock company "NMZ"*	*Bld. 5, 10 8th March Str., Moscow Russia*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
66	*"Publishing group "Gazeta""*	*Bld.5, 15, Malaya Kaluzhskaya Str., Moskow 117071, Russia*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
67	*Closed joint-stock company Foreign Company "Molodechnenskiy tube-rolling mill"*	*1, Elevatornaya ul., Molodechno city, 222310, The Republic of Belarus*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
68	*Closed joint-stock company "Sporting center "Lisiya nora"*	*The village of Ignatovo, Kuzyayevskiy s.o, Dmitrovskiy area 141851, Moskow region, Russia*	*The Party belongs to the Company's Group*	*29.12.2006*	-	-
69	*Limited Liability Company "Rumelco-Agro"*	*30a Maslyatka village, Pisiyakovskiy selskiy okrug, Kashinskiy region*	*The Party belongs to the Company's Group*	*08.02.2007*	-	-
70	*Subsidiary "Pansionat "Novolipetsk Metallurgist" of OJSC "Novolipetsk Steel"*	*25, per. Chekhov, Village Morskoe, City of Sudak, Autonomy Crimea 334886 Ukraine*	*The Party belongs to the Company's Group*	*06.08.1996*	-	-

			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*06.08.1996*		
71	*Limited Liability Company "VIS-Stahl"*	*28, Kirova str., Yekaterinburg, 620219, Russia*	*The Party belongs to the Company's Group*	*14.08.2006*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*14.08.2006*		
72	*Limited Liability Company "Vimet"*	*2, Metallurgov sq., Lipetsk 398040 Russia*	*The Party belongs to the Company's Group*	*04.02.2002*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*04.02.2002*		
73	*Limited Liability Company "Vtormetsnab NLMK"*	*2, Metallurgov sq., Lipetsk 398040 Russia*	*The Party belongs to the Company's Group*	*04.11.2004*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*04.11.2004*		
74	*Limited Liability Company "Vtorchermet NLMK"*	*Korp. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow, 109240 Russia*	*The Party belongs to the Company's Group*	*12.07.2006*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*12.07.2006*		

75	*Limited Liability Company "Karamyshevskoye"*	*1, Centralnaya sq., village of Karamyshevo, Gryazy area, Lipetsk region 399077 Russia*	*The Party belongs to the Company's Group*	*30.12.2002*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*30.12.2002*		
76	*Limited Liability Company "Larmet"*	*44/28, ul. Studencheskaya, Moscow 121165 Russia*	*The Party belongs to the Company's Group*	*24.01.2002*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*24.01.2002*		
77	*Limited Liability Company "Lipetsk city energy company"*	*4a, Peter the Great sq., Lipetsk 398001 Russia*	*The Party belongs to the Company's Group*	*19.02.2007*	-	-
78	*Limited Liability Company "Lipetsk insurance company "Shans"*	*30, ul. Nedelina, Lipetsk 398059 Russia*	*The Party belongs to the Company's Group*	*19.12.1997*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*19.12.1997*		
79	*Limited Liability Company "Nezavisimaya Transportnaya Kompaniya "*	*32A, Leninsky prospect, Moscow 119991 Russia*	*The Party belongs to the Company's Group*	*04.11.2004*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*04.11.2004*		

80	*Limited Liability Company "Neptune"*	*Office 35, 1v, ul. Adm. Makarova, Lipetsk 398005 Russia*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital*	*23.03.2004*	-	-
81	*Limited Liability Company "Novolipetskoye "*	*Village of Tyushevka, Lipetsk area, Lipetsk region 398052 Russia*	*The Party belongs to the Company's Group*	*17.07.2002*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*17.07.2002*		
82	*Limited Liability Company "Stal"*	*1, ul. Lenina, Uglich, Yaroslavl region 152620 Russia*	*The Party belongs to the Company's Group*	*15.07.1998*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*15.07.1998*		
83	*Limited Liability Company "NLMK Trading House"*	*bldg. B, 1/15, Kotelnicheskaya naberezhnaya, Moscow 109240 Russia*	*The Party belongs to the Company's Group*	*02.07.2004*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*02.07.2004*		
84	*Open Joint Stock Company "Altai - Koks"*	*Zarinsk, Altaiskiy krai, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*03.04.2006*		

85	*Open Joint Stock Company "Dolomite"*	*1, ul. Sverdlova, Dankov, Lipetsk region 399854 Russia*	*The Party belongs to the Company's Group*	*23.07.1999*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*23.07.1999*		
86	*Open Joint Stock Company "Lipetskiy Gipromez "*	*1, ul. Kalinina, Lipetsk 398600 Russia*	*The Party belongs to the Company's Group*	*25.04.2006*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*28.12.1995*		
87	*Open Joint Stock Company "Severnaya Neftegazovaya Kompaniya"(Oil & gas company "Severnaya")*	*bldg. 1, 14, Spartakovskaya sq., Moscow 105082 Russia*	*The Party belongs to the Company's Group*	*16.09.2004*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*16.09.2004*		
88	*Open Joint Stock Company "Stoylensky Processing Company"*	*The Russian Federation*	*The Party belongs to the Company's Group*	*05.05.2004*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's	*05.05.2004*		
89	*Open Joint Stock Company "Studenovskaya Aktsionernaya Gornodobyvaushaya Kompaniya "*	*4, ul. Gaidara, Lipetsk 398008 Russia*	*The Party belongs to the Company's Group*	*01.09.2000*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*14.04.2000*		
90	*Open Joint Stock Company "Tuapsinsky Sea Trade Port"*	*2, Morskoy boulevard, Krasnodarskiy krai*	*The Party belongs to the Company's Group*	*11.06.2004*	-	-

		352800 Russia	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital*	*11.06.2004*		
91	*Open Joint Stock Company bank of social development and construction "Lipetskcombank "*	*8, ul. Internatsionalnaya, Lipetsk 398600 Russia*	*The Party belongs to the Company's Group*	*28.05.2002*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*07.06.2000*		
92	*DanSteel A/C*	*Havnevej 33, 3300 Frederiksvaerk, Denmark*	*The Party belongs to the Company's Group*	*27.01.2006*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*27.01.2006*		
93	*Kuzbass Asset Holdings Limited*	*Offices 41/42, Victoria house, 26, Maine Str., Gibraltar*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*03.04.2006*		
94	*Limited Liability Company "NLMK International B.V."*	*Amsterdam, the Netherlands*	*The Party belongs to the Company's Group*	*14.12.2006*	-	-
			The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*14.12.2006*		
95	*Steel Invest & Finance (Luxembourg) S.A.*	*12, rue Leon Thyes, L-2636 Luxembourg*	*The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital*	*19.12.2006*	-	-

96	*Closed Joint-Stock Company "Altai-Koks-Integration"*	*Zarinsk city, Altaiskiy krai, 659107, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
97	*Closed Joint-Stock Company "Altaiorgsynthesis"*	*(Field site of OJSC "Altai-Koks"), Pritayozhnaya str., Zarinsk, Altaiskiy Krai, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
98	*Closed Joint-Stock Company "Zarinskaya Heat Power Plant"*	*Field site of OJSC "Altai-Koks"), Pritayozhnaya str., Zarinsk, Altaiskiy Krai, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
99	*Closed Joint-Stock Company "Auto-KIM-2001"*	*Bldg 2, 7, Bagrationovskiy proyezd, Moscow 121087, Russia*	*The Party belongs to the Company's Group*	*24.01.2002*	-	-
100	*Limited Liability Company "Group Concentration Mill "Krasnogorskaya"*	*1, Frunze pl., Prokopyevsk city, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
101	*Limited Liability Company "Group Concentration Mill "Krasnogorskaya"*	*5, Zapadnaya str., Prokopyevsk city, Kemerovo region, Russia.*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
102	*Limited Liability Company "Caravella"*	*2, Morskoy Boulevard, Tuapse, Krasnodarskiy krai, 352800, Russia.*	*The Party belongs to the Company's Group*	*11.06.2004*	-	-
103	*Limited Liability Company "Naftha (T) firm"*	*2, Maxim Gorkiy Str., Tuapse, 352800, Krasnodarskiy krai, Russia*	*The Party belongs to the Company's Group*	*11.06.2004*	-	-
104	*Limited Liability Company "Novolipetsk Insurance Company"*	*30, Nedelina str., 398059, Russia.*	*The Party belongs to the Company's Group*	*27.11.2000*	-	-
105	*Limited Liability Company "Scientific Production Association "Podzemtransmach"*	*17, Frunze pl., Prokopievsk city, Kemerovo region, 653000 Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-

106	*Limited Liability Company "Concentration Mill "Prokopyevskugol"*	*7, Rudnichnaya str., Kemerovo region, Prokopyevsk city, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
107	*Limited Liability Company "Polysam"*	*Zarinsk city, 659107, Altaiskiy krai*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
108	*Limited Liability Company "Catering company"*	*43, Shahterov str., Prokopyevsk city, 653000, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
109	*Limited liability company "Prokopgyprougol"*	*18, Lugovaya str., Prokopyevsk city, 653033, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
110	*Limited liability company "Prokopyevsk Healthcare Company"*	*43, Shahterov str., Prokopyevsk city, 653000, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
111	*Limited liability company "Sibiryachka"*	*43, Shahterov str., Prokopyevsk city, 653000, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
112	*Limited liability company "Spetsupravleniye"*	*13, Revolution str., Prokopyevsk, Kemerovo region, 653031, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
113	*Limited liability company "Medical Insurance Company "Novolipetskaya"*	*3, Voroshilova str., Lipetsk, 398001, Russia*	*The Party belongs to the Company's Group*	*25.06.1999*	-	-
114	*Limited liability company "Trading Company "Altai-koks"*	*Zarinsk city, 659107, Altayskiy krai, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
115	*Limited liability company "TUAPSEVNESHTRANS"*	*2, Morskoy boulevard, Tuapse, 352800, Krasnodarskiy krai, Russia*	*The Party belongs to the Company's Group*	*06.04.2005*	-	-

116	*Limited liability company "Coal company "Prokopievskugol"*	*43, Shahterov str., Prokopyevsk city, 653000, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
117	*Limited liability company "Manpower training centre"*	*47, Kaigorodova str., 653002, Prokopyevsk city, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
118	*Limited liability company "Central concentration plant "Ziminka"*	*1, Kutuzova str., Prokopyevsk city, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
119	*Limited liability company Private security guard company "VV-Zatshita"*	*Production site, OJSC "Stoylenskiy GOK", Staryi Oskol, 309530,Belgorod region, Russia*	*The Party belongs to the Company's Group*	*31.03.2005*	-	-
120	*Limited liability company "Chernogorskaya autobase"*	*15, Pionerskaya str., Prokopyevsk city, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
121	*Limited liability company "Zenkovskaya Mine"*	*118, Truda str., Prokopyevsk city, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
122	*Limited liability company "Ziminka Mine"*	*70, Morozovoy str., Prokopyevsk city, 653026, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
123	*Limited Liability Company "Voroshilov's Mine"*	*2, Revolution str., Prokopyevsk city, 653003, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
124	*Limited Liability Company "Dzerzhinsky's Mine"*	*1, Zabuntovochnaya, Prokopyevsk city, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-

125	*Limited Liability Company "Koksovaya Mine"*	*13, Frunze square Prokopyevsk city, 653000, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
126	*Limited Liability Company "Krasnogorskaya Mine"*	*5, Zapadnay str.,, Prokopyevsk city, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
127	*Limited Liability Company "Tyrganskaya Mine"*	*2, Kutuzova str., Prokopyevsk city, 653016, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
128	*Limited Liability Company Private Security Guard Company "CELT"*	*Central region, Barnaul city, Altayskiy krai, Russia*	*The Party belongs to the Company's Group*	*03.04.2006*	-	-
129	*Limited Liability Company "Central Coal and Chemical Laboratory of Prokopyevsk city "*	*1, Frunze square Prokopyevsk city, 653000, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*18.05.2006*	-	-
130	*Limited Liability Company "ERNA"*	*18, Lugovaya str., Prokopyevsk city, 653033, Kemerovo region, Russia*	*The Party belongs to the Company's Group*	*18.05.2006*	-	-
131	*Limited Liability Company "City Energy Sale Company"*	*23-a, Tolstoy str., Lipetsk city, 398001, Russia*	*The Party belongs to the Company's Group*	*19.02.2007*	-	-
132	*Limited Liability Company "Private Security Guard Company "VIZ-Stal"*	*28, Kirova str., Yekaterinburg, 620028, Sverdlov region, Russia*	*The Party belongs to the Company's Group*	*14.08.2006*	-	-
133	*Limited Liability Company "VIZ-Broker"*	*Office 238, 43 Toledova str., Yekaterinburg, Russia*	*The Party belongs to the Company's Group*	*14.08.2006*	-	-
134	*Limited Liability Company "Sporting Centre"*	*28, Kirova str., Yekaterinburg, 620219, Sverdlov region, Russia*	*The Party belongs to the Company's Group*	*26.12.2006*	-	-

135	*Open Joint Stock Company "Tuapse Shipyard"*	*11, Maxim Gorkiy str., Tuapse, 352800, Krasnodarskiy krai, Russia*	*The Party belongs to the Company's Group*	*11.06.2004*	-	-
136	*Open Joint Stock Company "Firma"Tuapsegrazhdanstroy"*	*12 Gagarina str., Tuapse, Krasnodarskiy krai, 352800*	*The Party belongs to the Company's Group*	*11.06.2004*	-	-
137	*DanSteel Trading Ltd.*	*32 Addison Grove, London W4 1ER .*	*The Party belongs to the Company's Group*	*27.01.2006*	-	-

II. The amendments made in the list of the affiliated parties for the period from 01.01.2007 to 31.03.2007

No.	Description of the event	Effective date of the event	Date of the affiliates list amendment
1	*Exclusion of a legal entity, Limited Liability Company "Investment company "LKB-Finance", from the Novolipetsk Steel Affiliated Parties List, due to the sale of an interest in the specified company's authorized capital by OJSC "Novolopetsk Steel"'s subsidiary, OJSC "Lipetskcombank".*	*08.02.2007*	*08.02.2007*

Affiliate information before the amendment:

2	3	4	5	6	7
Limited Liability Company "Investment company "LKB-Finance"	*8, Internationalnaya str., Lipetsk city, 398600, Russia*	*The Party belongs to the Company's Group*	*20.11.2002*	-	-

Affiliate information after the amendment:

2	3	4	5	6	7
Limited Liability Company "Investment company "LKB-Finance"	*8, Internationalnaya str., Lipetsk city, 398600, Russia*	-	-	-	-

No.	Description of the event	Effective date of the event	Date of the affiliates list amendment
2	*Entering of a legal entity, belonging to the Company's Group, into the Affiliated Parties List on the grounds of information received by the Company.*	*08.02.2007*	*08.02.2007*

Affiliate information before the amendment:

2	3	4	5	6	7
Limited Liability Company "Rumelco-Agro"	*30a, Maslyatka village, Pisiakovsky selskiy okrug, Kashinskiy area, Tverskaya region, Russia*	-	-	-	-

Affiliate information after the amendment:

:

2	3	4	5	6	7
Limited Liability Company " Rumelco-Agro"	*30a, Maslyatka village, Pisiakovsky selskiy okrug, Kashinskiy area, Tverskaya region, Russia*	*The Party belongs to the Company's Group*	*08.02.2007*	-	-

No.	Description of the event	Effective date of the event	Date of the affiliates list amendment
3	*Specification of the grounds on which Limited Liability Company "Lipetsk city energy company" and its subsidiary Limited Liability Company "City Energy Sale Company" are to be considered affiliated parties of OJSC "Novolipetsk Steel"as well as the effective dates of the stated grounds, due to the sale of the interest owned by OJSC "Novolipetsk Steel" in the authorized capital of the Limited Liability Company "Lipetsk city energy company".*	*19.02.2007*	*19.02.2007*

Affiliate information before the amendment:

2	3	4	5	6	7
Limited Liability Company "Lipetsk city energy company""	*4-a, Peter Velikiy sq., Lipetsk, 398001, Russia*	*The Party belongs to the Company's Group*	*21.05.2004*	-	-
		The Company is entitled to handle more than 20 % of the total votes which account for the shares making up this Party's authorized capital	*21.05.2004*		

Affiliate information after the change:

2	3	4	5	6	7
Limited Liability Company "Lipetsk city energy sale company"	*4-a, Peter Velikiy sq., Lipetsk, 398001, Russia*	*The Party belongs to the Company's Group*	*19.02.2007*	-	-

Affiliate information before the amendment:

2	3	4	5	6	7
Limited Liability Company "Lipetsk city energy sale company"	*23-a Tolstoy str., Lipetsk,398001, Russia*	*The Party belongs to the Company's Group*	*19.01.2006*	-	-

Affiliate information after the change:

2	3	4	5	6	7
Limited Liability Company "Municipal energy sale company"	*23-a Tolstoy str., Lipetsk,398001, Russia*	*The Party belongs to the Company's Group*	*19.02.2007*	-	-

END